Exhibit 23 (n)



The following Financial Data Schedule of the Fund is provided pursuant to SEC Rule 483.

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FINANCIAL DATA SCHEDULE*<F1>

     Per share income and capital changes for a share outstanding for each of the last five years were:
                                           1998      1997      1996      1995      1994
Net Asset Value, Beginning of Period     $29.02    $24.56    $21.54    $17.10    $17.80

Income From Investment Operations
  Net Investment Income                  $  .44    $  .51    $  .55    $  .58    $  .59
  Net Gains or (Losses) on Securities
   (both realized and unrealized)          7.36      4.77      3.28      4.63      (.52)
     Total From Investment Operations    $ 7.80    $ 5.28    $ 3.83    $ 5.21    $  .07

Less Distributions
  Dividends from net investment income   $ (.44)   $ (.51)   $ (.55)   $ (.58)   $ (.59)
  Distributions from capital gains        (2.12)     (.31)     (.26)     (.19)     (.18)
    Total Distributions                  $(2.56)   $ (.82)   $ (.81)   $ (.77)   $ (.77)


Net Asset Value, End of Period          $34.26    $29.02    $24.56    $21.54    $17.10

Ratio of Expenses to Average Net
Assets**<F2>                                 .77%      .81%      .87%      .89%      .90%



<F1>*  Per share income and capital change data is computed using the weighted average number of shares outstanding method.

<F2>** Average net asset data is computed using monthly net asset value figures.

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